Exhibit 99.2

Execution Version

THIRD AMENDMENT
TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

EXECUTED by the parties hereto as of the 27th day of March, 2020.

AMONG:	COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower (the Canadian Borrower)

AND:	COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower (the US Borrower)

AND:	GLOBESTAR LIMITED, as a UK Borrower (Globestar)

AND:	COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower (EMEA Holdings)

AND:	COLLIERS INTERNATIONAL HOLDINGS (AUSTRALIA) LIMITED, as Australian Borrower (the Australian Borrower, and together with the Canadian Borrower, the US Borrower, Globestar, EMEA Holdings, collectively, the Borrowers)

AND:	The Subsidiaries named on the execution pages hereof, as Guarantors (the Guarantors)

AND:	The banks named on the execution pages hereof, as Lenders (collectively, the Lenders and each individually the Lender)

AND:	Toronto Dominion (Texas) LLC, as the U.S. administration agent (the U.S. Agent)

AND:	THE TORONTO-DOMINION BANK, LONDON BRANCH, as European administration agent (the European Agent)

AND:	HSBC BANK AUSTRALIA LIMITED, as Australian administration agent (the Australian Agent)

AND:	The Toronto-Dominion Bank, as the administration agent, as the collateral agent and as the Canadian administration agent (in its capacity as the collateral agent, the Collateral Agent, in its capacity as the administration agent, the Administration Agent and in its capacity as the Canadian administration agent, the Canadian Agent).

WHEREAS the Borrowers, the Guarantors, the Lenders, the Administration Agent, the Collateral Agent, Canadian Agent, the U.S. Agent, the European Agent, the Australian Agent (collectively, the Agents), TD Securities, as Sole Lead Arranger and Sole Bookrunner, Bank of Montreal and HSBC Bank Canada, as Syndication Agents, JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd. and U.S. Bank, National Association, as Documentation Agents, among others, have entered into a second amended and restated credit agreement dated April 19, 2018 (as amended by a first amendment to second amended and restated credit agreement dated as of April 4, 2019, a second amendment to second amended and restated credit agreement dated as of September 13, 2019 and as the same may be further amended, restated, supplemented or otherwise modified from time to time, the Credit Agreement);

AND WHEREAS the Canadian Borrower has advised the Agent that the U.S. Borrower intends to acquire a majority ownership interest in Colliers Mortgage Holdings LLC pursuant to a share purchase agreement by and among the U.S. Borrower and the sellers party thereto dated December 19, 2019;

AND WHEREAS the Borrowers, the Agents and the Lenders have agreed to amend certain provisions of the Credit Agreement, but only to the extent and subject to the provisions set forth in this third amendment to the Credit Agreement (the Amendment);

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NOW THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

Article 1 – INTERPRETATION

1.1          Capitalized terms referred to and not defined herein shall have the meanings ascribed thereto in the Credit Agreement.

1.2          Each of the Borrowers and each of the Guarantors agrees that the recitals form an integral part of this Amendment.

Article 2 – AMENDMENTS

2.1          With effect on the Amendment Effective Date (as defined herein), the Credit Agreement is amended as follows:

(a)	Section 1.1 of the Credit Agreement is hereby amended by amending the definition of “Consolidated EBITDA” by deleting the reference to “EBTIDA” and substituting “EBITDA” therefor.

(b)	Section 1.1 of the Credit Agreement is hereby amended by deleting Paragraph (c) of the definition of “Guarantor” and substituting the following therefor:

“(c) any other Person who has provided a guarantee of Borrower’s obligations hereunder in favour of the Agent or the Lenders, provided however, that notwithstanding any other provision to the contrary contained in this Agreement, including for certainty paragraphs (a)(iii), (a)(iv) and (a)(v) above, neither CMH nor any of its Subsidiaries shall be required to become a Guarantor.”

(c)	Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Interest Charges” and substituting the following therefor:

“”Interest Charges” means for any period, the total of all items properly classified as interest expense for a Person for such period, less the amount of any interest income, both determined in accordance with GAAP, provided, however, that “Interest Charges” shall exclude any interest expense in respect of the Warehouse Line (as permitted under Section 8.3(b)(xiii) of this Agreement) and any interest income from any mortgage loan financed thereby.”

(d)	Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Interest Coverage Ratio” and substituting the following therefor:

““Interest Coverage Ratio” means, in respect of any period, the quotient obtained by dividing (a) Consolidated EBITDA for such period by (b) the sum of Consolidated (for the Canadian Borrower and its Subsidiaries, but excluding Unrestricted Entities) Interest Charges for such period.

(e)	Section 1.1 of the Credit Agreement is hereby amended by adding a new Section (o) to the definition of “Permitted Encumbrances” (with appropriate grammatical and punctuational changes as may be required to accommodate the addition of such Section):

“(o)	liens on assets of CMH and any of its Subsidiaries which are used from time to time to secure the Warehouse Line.”
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(f)	Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Total Debt” and substituting the following therefor:

“”Total Debt” shall include, without duplication, the obligations under this Agreement, obligations in respect of Permitted Unsecured Loans, Financial Contract Obligations, guaranteed obligations, capital leases, vendor-take-back financing, subordinated debt, reimbursement obligations with respect to letters of credit and any other interest bearing obligations of the Canadian Borrower and its Subsidiaries on a Consolidated basis excluding the Unrestricted Entities but otherwise determined in accordance with GAAP after deduction of unrestricted cash-on-hand plus the aggregate of all Cash Amounts; provided that “Total Debt” shall exclude (i) any Convertible Debentures up to a maximum aggregate amount of U.S.$100,000,000, and (ii) indebtedness in respect of the Warehouse Line (as permitted under Section 8.3(b)(xiii) of this Agreement).”

(g)	Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of “Unrestricted Entities” and substituting the following therefor:

“”Unrestricted Entities” means Eligible Businesses in which a Borrower or any Subsidiary has invested (whether or not such entity is controlled by a Borrower or any Subsidiary) having an aggregate initial investment value to the Borrowers and their Subsidiaries (determined at the time of each such investment, including at the time of any subsequent investments in any particular entity in which a Borrower or any of its Subsidiaries already has an interest) not exceeding the greater of (i) U.S$100,000,000 and (ii) 5% of Consolidated Total Assets. Schedule “A” lists the Unrestricted Entities as of the date of this Agreement.”

(h)	Section 1.1 of the Credit Agreement is hereby amended by adding the following new definitions in the appropriate alphabetical order:

(i)	“”CMH” means Colliers Mortgage Holdings LLC.”

(ii)	“”Warehouse Line” means one or more secured, first priority revolving credit facilities in favour of CMH and/or any of its Subsidiaries, by and among CMH and/or any of its Subsidiaries and the financial institutions party thereto from time to time, for the purpose of funding mortgage loans originated by CMH or any of its Subsidiaries.”

(i)	Section 8.3(b) of the Credit Agreement is hereby amended by adding a new Section 8.3(b)(xiii) (with appropriate grammatical and punctuational changes as may be required to accommodate the addition of such Section):

“(xiii) mortgage loans made by CMH or any of its Subsidiaries in the ordinary course of business, and indebtedness or other obligations of CMH or any of its Subsidiaries arising under the Warehouse Line so long as (A) the principal amount of such indebtedness obligations (or the principal amount of such other obligations) owing to third parties under the Warehouse Line does not in the aggregate exceed at any one time outstanding the greater of (x) U.S.$300,000,000 or (y) 10% of Consolidated Total Assets, (B) recourse in respect of such indebtedness obligations is limited solely to CMH and its Subsidiaries and no other Guarantor or Affiliate of a Guarantor thereof, and (C) concurrently with any mortgage loan agreement entered into by CMH or any of its Subsidiaries and the borrower of such mortgage loan which is intended to be originated by CMH or such Subsidiary, a binding agreement of sale is entered into in writing by CMH or such Subsidiary and a third party financial institution in respect of the sale of such mortgage loan to such third party financial institution (to the extent such agreement is not already in existence).”

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(j)	Article 16 of the Credit Agreement is hereby amended by adding a new Section 16.16 immediately following Section 16.15 as follows:

“16.16 Acknowledgement Regarding Any Supported QFCs

To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Hedging Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)	In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)	As used in this Section 16.16, the following terms have the following meanings:

(i)	“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

(ii)	“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.
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(iv)	“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).”

Article 3– CONDITIONS TO EFFECTIVENESS

3.1          This Amendment shall become effective upon the satisfaction of the following conditions precedent in form and substance satisfactory to the Collateral Agent (the date and fulfillment of such conditions being herein referred to as the Amendment Effective Date):

(a)	delivery to the Collateral Agent of a fully executed copy of this Amendment, dated the Amendment Effective Date, as executed by the Borrowers, the Guarantors, the Agents and the Lenders; and

(b)	the Collateral Agent being satisfied that all representations and warranties contained in Article 8 of the Credit Agreement shall remain true and correct in all material respects (except such representations and warranties that are qualified as to materiality, which shall be true and correct in all respects) following this Amendment.

Article 4– REPRESENTATIONS AND WARRANTIES

4.1          Each Borrower and each Guarantor warrants and represents to the Agents and the Lenders that the following statements are true, correct and complete:

(a)	Authorization, Validity, and Enforceability of this Amendment. Each Borrower and each Guarantor has the corporate power and authority to execute and deliver this Amendment and to perform its obligations under the Credit Agreement, as amended by this Amendment. Each Borrower and each Guarantor has taken all necessary corporate action (including, without limitation, obtaining approval of its shareholders if necessary) to authorize its execution and delivery of this Amendment and the performance of the Credit Agreement. This Amendment has been duly executed and delivered by each Borrower and each Guarantor and this Amendment and the Credit Agreement constitute the legal, valid and binding obligations of each Borrower and each Guarantor, enforceable against each of them in accordance with their respective terms without defence, compensation, setoff or counterclaim. Each Borrower’s and each Guarantor’s execution and delivery of this Amendment and the performance by each Borrower and each Guarantor of the Credit Agreement do not and will not conflict with, or constitute a violation or breach of, or constitute a default under, or result in the creation or imposition of any Lien upon the property of any Borrower or any Guarantor by reason of the terms of (a) any contract, mortgage, hypothec, Lien, lease, agreement, indenture, or instrument to which any Borrower or any Guarantor is a party or which is binding on any of them, (b) any requirement of law applicable to any Borrower or any Guarantor, or (c) the certificate or articles of incorporation or amalgamation or association or bylaws or memorandum of association of any Borrower or any Guarantor.

(b)	Governmental Authorization. No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority or other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against each Borrower and each Guarantor of this Amendment or the Credit Agreement except for such as have been obtained or made and filings required in order to perfect and render enforceable the Collateral Agent’s Liens.

(c)	Incorporation of Representations and Warranties from Credit Agreement. The representations and warranties contained in Article 8 of the Credit Agreement and the other Loan Documents are and will be true, correct and complete in all material respects on and as of the Amendment Effective Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case they were true, correct and complete in all material respects on and as of such earlier date.
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(d)	Absence of Default. No event has occurred and is continuing or will result from the consummation of the transactions contemplated by this Amendment that would constitute a Default or an Event of Default.

(e)	No Other Amendment. Except to the extent set forth herein no additional amendment, consent or waiver of any other term, condition, covenant, agreement or any other aspect of the Credit Agreement is intended or implied and except as covered by this Amendment, no other aspect of the covenants referred to herein is amended or waived, including without limitation for any other period or circumstance, and no such amendment, waiver or consent is intended or implied.

Article 5 – MISCELLANEOUS

5.1          Each Borrower and each Guarantor (i) reaffirms its Obligations under the Credit Agreement and the other Loan Documents to which it is a party, and (ii) agrees that the Credit Agreement and the other Loan Documents to which it is a party remain in full force and effect, except as amended hereby, and are hereby ratified and confirmed. The Guarantors (i) consent to and approve the execution and delivery of this Amendment by the parties hereto, (ii) agree that this Amendment does not and shall not limit or diminish in any manner the obligations of the Guarantors under their guarantees (collectively, the Guarantees) and that such obligations would not be limited or diminished in any manner even if such Guarantors had not executed this Amendment, (iii) agree that this Amendment shall not be construed as requiring the consent of such Guarantors in any other circumstance, (iv) reaffirm each of their obligations under the Guarantees and the other Loan Documents to which they are a party, and (v) agree that the Guarantees and the other Loan Documents to which they are a party remain in full force and effect and are hereby ratified and confirmed.

5.2          Except to the extent specifically set forth in this Amendment, nothing contained in this Amendment or any other communication between the Collateral Agent and/or the Lenders and the Borrowers (or any Guarantor) shall be a waiver of any other present or future violation, Default or Event of Default under the Credit Agreement or any other Loan Document (collectively, Other Violations). Similarly, nothing contained in this Amendment shall directly or indirectly in any way whatsoever either (i) impair, prejudice or otherwise adversely affect the Collateral Agent’s or the Lenders’ right at any time to exercise any right, privilege or remedy in connection with the Credit Agreement or any other Loan Document with respect to any Other Violations (including, without limiting the generality of the foregoing, in respect of the non-conformity to any representation, warranty or covenant contained in any Loan Document), (ii) except as specifically provided in Article 2 hereof, amend or alter any provision of the Credit Agreement or any other Loan Document or any other contract or instrument, or (iii) constitute any course of dealing or other basis for altering any obligation of any Borrower or any Guarantor under the Loan Documents or any right, privilege or remedy of the Collateral Agent or the Lenders under the Credit Agreement or any other Loan Document or any other contract or instrument with respect to Other Violations. Nothing in this Amendment shall be construed to be a consent by the Collateral Agent or the Lenders to any Other Violations.

5.3          This Amendment will not discharge or constitute novation of any debt, obligation, covenant or agreement contained in the Agreement or any of the documents or security delivered pursuant thereto but same shall remain in full force and effect save to the extent same are amended by the provisions of this Amendment.

5.4          All reasonable expenses of the Collateral Agent in connection with this Amendment and the related documentation, including all reasonable legal fees and disbursements incurred by the Collateral Agent, shall be for the account of the Borrowers.

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5.5          This Amendment enures to the benefit of and binds the parties and their respective successors and permitted assigns.

5.6          Each party shall from time to time promptly execute and deliver all further documents and take all further action necessary to give effect to the provisions and intent of this Amendment.

5.7          This Amendment may be executed and delivered in one or more counterparts, including by way of facsimile, or electronically, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

5.8          This Amendment shall be interpreted and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature pages commence on the following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Credit Agreement to be executed as of the date first above written.

COLLIERS INTERNATIONAL GROUP INC., as Canadian Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Vice President, Legal Counsel and Corporate Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL HOLDINGS (USA), INC., as U.S. Borrower

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

GLOBESTAR LIMITED, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL EMEA HOLDINGS LIMITED, as a UK Borrower

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

Executed by Colliers International Holdings (Australia) Limited ACN 008 178 238 as Australian Borrower in accordance with section 127 of the Corporations Act 2001:
<Signed> Robert Wall	<Signed> John Kenny

~~Director~~/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS MACAULAY NICOLLS INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

COLLIERS INTERNATIONAL USA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

CIVAS HOLDINGS, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL WA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL REAL ESTATE MANAGEMENT SERVICES (AZ), LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL CA, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL GREATER LOS ANGELES, LLC as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS INTERNATIONAL VALUATION & ADVISORY SERVICES, LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

FS WILLIAMS ACQUISITIONCO LLC, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

COLLIERS PARRISH INTERNATIONAL, INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Corporation

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

Executed by COLLIERS INTERNATIONAL (NSW) PTY LIMITED ACN 001 401 681 as a Guarantor in accordance with section 127 of the Corporations Act 2001:
<Signed> Robert Wall	<Signed> John Kenny

~~Director~~/company secretary	Director

ROBERT WALL	JOHN KENNY
Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

Executed by COLLIERS INTERNATIONAL (VICTORIA) PTY LTD ACN 005 032 940 as a Guarantor in accordance with section 127 of the Corporations Act 2001:
<Signed> Robert Wall	<Signed> John Marasco

Director/company secretary	Director

ROBERT WALL	JOHN MARASCO
Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL NEW ZEALAND LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Company

COLLIERS INTERNATIONAL GERMANY HOLDING GMBH, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Managing Director
I have the authority to bind the Company

COLLIERS MACAULAY NICOLLS (CYPRUS) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Company

COLLIERS INTERNATIONAL HOLDINGS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL CONSULTANTS LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL (HONG KONG) LIMITED, as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Director
I have the authority to bind the Company

Signed by a director of GLOBESTAR LIMITED for and on behalf of, and as corporate member of, COLLIERS INTERNATIONAL PROPERTY ADVISERS UK LLP, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS LIMITED, as a Guarantor

Per:	<Signed> Anthony Horrell
Name: Anthony Horrell
Title: Director
I have the authority to bind the Company

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL FINLAND GROUP OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL FINLAND OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

COLLIERS INTERNATIONAL FINLAND HOLDINGS OY, as a Guarantor

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS INTERNATIONAL PROPERTY CONSULTANTS (SHANGHAI) CO. LTD., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Company

COLLIERS INTERNATIONAL FINCO (CANADA) INC., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

COLLIERS INVESTMENT MANAGEMENT HOLDINGS, Inc., as a Guarantor

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Authorized Signor
I have the authority to bind the Corporation

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

Colliers International EMEA FINCO PLC

Per:	<Signed> Davoud Amel-Azizpour
Name: Davoud Amel-Azizpour
Title: Director
I have the authority to bind the Company

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

Colliers International REMS US, LLC

Per:	<Signed> Matthew Hawkins
Name: Matthew Hawkins
Title: Secretary
I have the authority to bind the Company

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

THE TORONTO-DOMINION BANK, as Administration Agent, Collateral Agent and Canadian Administration Agent

Per:	<Signed> Neda Heidarpour
Name: Neda Heidarpour
Title: Loan Syndications - Agency
Draw Requests, Conversion Requests, Repayment Notices
[REDACTED]

All Other Notices
[REDACTED]

TORONTO DOMINION (TEXAS) LLC, as U.S. Administration Agent

Per:	<Signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatore

THE TORONTO-DOMINION BANK, London Branch, as European Agent

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head of European Corporate Banking

THE TORONTO-DOMINION BANK, London Branch, as European Agent

Per:	<Signed> Paul Needs
Name: Paul Needs
Title: Director, Global Counterparty Credit

HSBC BANK AUSTRALIA LIMITED, as Australian Agent

Per:	<Signed> Steve Hughes
Name: Steve Hughes
Title:

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS

THE TORONTO-DOMINION BANK

Per:	<Signed> Tim Thomas
Name: Tim Thomas
Title: Managing Director

Per:	<Signed> Andrew C. Rytel
Name: Andrew C. Rytel
Title: Vice President

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

JPMORGAN CHASE BANK, N.A., Toronto Branch

Per:	<Signed> Jeffrey Coleman
Name: Jeffrey Coleman
Title: Executive Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF MONTREAL

Per:	<Signed> Sean P. Gallaway
Name: Sean P. Gallaway
Title: Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Simon Tobin
Name: Simon Tobin
Title: Director, Large Corporate Banking
Per:	<Signed> Jordan Stewart
Name: Jordan Stewart
Title: Director, Large Corporate Banking

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION, Canada Branch

Per:	<Signed> James F. Cooper
Name: James F. Cooper
Title: Sr. V/President

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:	<Signed> Gord Morrison
Name: Gord Morrison
Title: Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

CANADIAN LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS

the TORONTO-DOMINION BANK, NEW YORK Branch

Per:	<Signed> Hughroy Enniss
Name: Hughroy Enniss
Title: Authorized Signatory

Per:
Name:
Title:

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Sabir Hashmy
Name: Sabir Hashmy
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF MONTREAL, Chicago Branch

Per:	<Signed> Andrew Berryman
Name: Andrew Berryman
Title: Vice President

Address for Notice:
[REDACTED]v

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

HSBC BANK CANADA

Per:	<Signed> Simon Tobin
Name: Simon Tobin
Title: Director, Large Corporate Banking

Per:	<Signed> Jordan Stewart
Name: Jordan Stewart
Title: Director, Large Corporate Banking

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

U.S. BANK NATIONAL ASSOCIATION

Per:	<Signed> James F. Cooper
Name: James F. Cooper
Title: Sr. V/President

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

U.S. LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:	<Signed> Gord Morrison
Name: Gord Morrison
Title: Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

US LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head of European Corporate Banking

Per:	<Signed> Paul Needs
Name: Paul Needs
Title: Director, Global Counterparty Credit

Address for Notice:
[REDACTED]:

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Sabir Hashmy
Name: Sabir Hashmy
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Tom Woolgar
Name: Tom Woolgar
Title: MD

Per:	<Signed> Richard Couzens
Name: Richard Couzens
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

HSBC BANK plc

Per:	<Signed> Steve Robinson
Name: Steve Robinson
Title: Relationship Director, International Subsidiary Banking

Per:	<Signed> Michael Jones
Name: Michael Jones
Title: Deputy Head International Subsidiary Banking

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:	<Signed> Gord Morrison
Name: Gord Morrison
Title: Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

UK LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice:
[REDACTED]v

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS

THE toronto-dominion BANK, London Branch

Per:	<Signed> Philip Bates
Name: Philip Bates
Title: MD & Head of European Corporate Banking

Per:	<Signed> Paul Needs
Name: Paul Needs
Title: Director, Global Counterparty Credit

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

JPMORGAN CHASE BANK, N.A.

Per:	<Signed> Sabir Hashmy
Name: Sabir Hashmy
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF MONTREAL, London Branch

Per:	<Signed> Tom Woolgar
Name: Tom Woolgar
Title: MD

Per:	<Signed> Richard Couzens
Name: Richard Couzens
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

HSBC BANK plc

Per:	<Signed> Steve Robinson
Name: Steve Robinson
Title: Relationship Director, International Subsidiary Banking

Per:	<Signed> Michael Jones
Name: Michael Jones
Title: Deputy Head, International Subsidiary
Banking

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

THE BANK OF NOVA SCOTIA

Per:	<Signed> Steve Holyman
Name: Steve Holyman
Title: Managing Director

Per:	<Signed> Andrew Morales
Name: Andrew Morales
Title: Associate Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

BANK OF AMERICA, N.A., Canada Branch

Per:	<Signed> Sanaa Khatri-Ahmed
Name: Sanaa Khatri-Ahmed
Title: Senior Vice President

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

NATIONAL BANK OF CANADA

Per:	<Signed> Gavin Virgo
Name: Gavin Virgo
Title: Vice President

Per:	<Signed> David Torrey
Name: David Torrey
Title: Managing Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

WELLS FARGO BANK, N.A., Canadian Branch

Per:	<Signed> Jeff McInenly
Name: Jeff McInenly
Title: Director

Per:	<Signed> Gord Morrison
Name: Gord Morrison
Title: Director
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	<Signed> Sophia Soofi
Name: Sophia Soofi
Title: Executive Director

Per:	<Signed> Stephen Redding
Name: Stephen Redding
Title: Managing Director

Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

COLLIERS EMEA LENDERS CONT’D

MIZUHO BANK, LTD.

Per:	<Signed> Deborah Cullen
Name: Deborah Cullen
Title: Director

Per:
Name:
Title:
Address for Notice:
[REDACTED]

Signature page to Third Amendment to Second Amended and Restated Credit Agreement - Colliers

AUSTRALIAN LENDER

HSBC BANK AUSTRALIA LIMITED

Signed for HSBC BANK AUSTRALIA LIMITED (ABN 48 006 434 162) by its duly appointed attorney under power of attorney in the presence of:

<Signed> Weng Hang Lei, Christie	<Signed> Steve Hughes
Witness Signature	Attorney Signature

Weng Hang Lei, Christie	Steve Hughes
Print Name	Print Name

Address for Notice:
[REDACTED]

Signature page to Third Amendment to

Second Amended and Restated Credit Agreement - Colliers